FINANCIAL SUMMARY



                                     FY2009
                     (April 1, 2008 through March 31, 2009)




        English translation from the original Japanese-language document















                            TOYOTA MOTOR CORPORATION

   Cautionary Statement

       Consolidated financial information in this report is prepared in accordance with accounting principles generally accepted in the United States of America.

                      FY2009 Consolidated Financial Results

    (Consolidated financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)
        English translation from the original Japanese-language document

                                                                                                                         May 8, 2009
   Company name                                               : Toyota Motor Corporation
   Stock exchanges on which the shares are listed             : Tokyo, Osaka, Nagoya, Sapporo and Fukuoka Stock Exchanges in Japan
   Code number                                                : 7203
   URL                                                        : http://www.toyota.co.jp
   Representative                                             : Katsuaki Watanabe, President
   Contact person                                             : Takuo Sasaki, General Manager, Accounting Division
                                                                Tel. (0565)28-2121
   Date of the ordinary general shareholders' meeting         : June 23, 2009
   Payment date of cash dividends                             : June 24, 2009
   Filing date of financial statements                        : June 24, 2009


                                                           (Amounts are rounded to the nearest million yen for consolidated results)

1. Consolidated Results for FY2009 (April 1, 2008 through March 31, 2009)
(1) Consolidated financial results                                                                  (% of change from previous year)
------------ ----------------------------- ----------------------------- ----------------------------- -----------------------------
                                                                         Income before income taxes,
                     Net revenues                Operating income       minority interest and equity            Net income
                                                                         in earnings of affiliated
                                                                                 companies
------------ ----------------------------- ----------------------------- ----------------------------- -----------------------------
                      Million yen       %           Million yen       %          Million yen        %           Million yen       %
   FY2009              20,529,570   -21.9              -461,011      --             -560,381       --              -436,937      --
   FY2008              26,289,240     9.8             2,270,375     1.4            2,437,222      2.3             1,717,879     4.5
------------ --------------------- ------- --------------------- ------- -------------------- -------- --------------------- -------

------------ ----------------------- ----------------------- ----------------------- ----------------------- -----------------------
              Net income per share    Net income per share    Ratio of net income to  Ratio of income before    Ratio of operating
                    - Basic               - Diluted            shareholders' equity   taxes to total assets   income to net revenues
------------ ----------------------- ----------------------- ----------------------- ----------------------- -----------------------
                                Yen                     Yen                       %                       %                       %
   FY2009                   -139.13                 -139.13                    -4.0                    -1.8                    -2.2
   FY2008                    540.65                  540.44                    14.5                     7.5                     8.6
------------ ----------------------- ----------------------- ----------------------- ----------------------- -----------------------
Reference: Equity in earnings of affiliated companies: FY2009 42,724 million yen, FY2008 270,114 million yen

(2) Consolidated financial position

------------ ---------------------------- ---------------------------- ----------------------------- ----------------------------
                     Total assets             Shareholders' equity         Ratio of shareholders'      Shareholders' equity per
                                                                                   equity                        share
------------ ---------------------------- ---------------------------- ----------------------------- ----------------------------
                             Million yen                  Million yen                             %                          Yen
   FY2009                     29,062,037                   10,061,207                          34.6                     3,208.41
   FY2008                     32,458,320                   11,869,527                          36.6                     3,768.97
------------ ---------------------------- ---------------------------- ----------------------------- ----------------------------

(3) Consolidated cash flows
------------ ---------------------------- ---------------------------- ----------------------------- ----------------------------
              From operating activities    From investing activities     From financing activities    Cash and cash equivalents
                                                                                                            at end of year
------------ ---------------------------- ---------------------------- ----------------------------- ----------------------------
                             Million yen                  Million yen                   Million yen                  Million yen
   FY2009                      1,476,905                   -1,230,220                       698,841                    2,444,280
   FY2008                      2,981,624                   -3,874,886                       706,189                    1,628,547
------------ ---------------------------- ---------------------------- ----------------------------- ----------------------------

2. Cash dividends

----------------- ------------------------------------------------- ------------------ -------------------- -----------------------
                         Cash dividends per share                     Total amount of     Dividends payout     Ratio of total amount
----------------- -------------------------------------------------    cash dividends          ratio              of dividends to
                    End of    End of    End of                            (annual)         (consolidated)       shareholders' equity
  (Record date)     first     second    third   Year-end   Annual                                                  (consolidated)
                   quarter   quarter   quarter
----------------- --------- --------- --------- --------- --------- ------------------- -------------------- -----------------------
                       Yen       Yen       Yen       Yen       Yen         Million Yen                    %                       %
     FY2008           --       65.00      --       75.00    140.00             443,200                 25.9                     3.7
     FY2009           --       65.00      --       35.00    100.00             313,551           --                             2.9
----------------- --------- --------- --------- --------- --------- ------------------- -------------------- -----------------------
FY2010 (forecast)     --        --        --        --        --                                 --
----------------- --------- --------- --------- --------- --------- ------------------- -------------------- -----------------------

3. Forecast of consolidated results for FY2010 (April 1, 2009 through March 31, 2010)
                                                                                      (% of change from FY2009 First Half or FY2009)
-------------------- ------------------------------------ ------------------------------------ ------------------------------------
                                                                                                     Income before income taxes
                                 Net revenues                       Operating income                  and equity in earnings of
                                                                                                         affiliated companies
-------------------- ------------------------------------ ------------------------------------ ------------------------------------
                                Million yen            %             Million yen            %             Million yen             %
FY2010 First Half
(for the six
months ending
September 30, 2009)               7,600,000        -37.7                -600,000       --                    -600,000       --
      FY2010                     16,500,000        -19.6                -850,000       --                    -850,000       --
-------------------- ----------------------- ------------ ----------------------- ------------ ----------------------- ------------
Net income attributable to Toyota Motor Corporation*: FY2010 First Half -450,000 million yen, FY2010 -550,000 million yen
Net income attributable to Toyota Motor Corporation per share - Basic*: FY2010 First Half -143.50 yen, FY2010 -175.39 yen
*"Net income attributable to Toyota Motor Corporation" is equivalent to "Net Income" up to FY2009.

4. Others
(1) Changes in significant subsidiaries during FY2009
    (Changes in specified subsidiaries that caused a change in the scope of consolidation): none

(2) Changes in accounting principles, procedures, and disclosures during FY2009
    (i)   Changes by a newly issued accounting pronouncement: yes
    (ii)  Changes other than (2)-(i) above: none
          Note: For more details, please see page 16 "(6) Summary of significant accounting policies".

(3) Number of shares issued and outstanding (common stock)
    (i)   Number of shares issued and outstanding at the end of each fiscal year
          (including treasury stock): FY2009 3,447,997,492 shares,
          FY2008 3,447,997,492 shares
    (ii)  Number of treasury stock at the end of each fiscal year: FY2009 312,115,017 shares,
          FY2008 298,717,640 shares
    (iii) Average number of shares issued and outstanding in each fiscal year: FY2009 3,140,417,338 shares,
          FY2008 3,177,445,155 shares


Reference: Overview of the Unconsolidated Financial Results

                     FY2009 Unconsolidated Financial Results

   (Unconsolidated financial information has been prepared in accordance with accounting principles generally accepted in Japan)
                               English translation from the original Japanese-language document

                                                          (Amounts less than one million yen are omitted for unconsolidated results)
1. Unconsolidated results for FY2009 (April 1, 2008 through March 31, 2009)
(1) Unconsolidated financial results                                                                (% of change from previous year)
------------ ----------------------------- ----------------------------- ----------------------------- -----------------------------
                     Net revenues               Operating income              Ordinary income                 Net income
------------ ----------------------------- ----------------------------- ----------------------------- -----------------------------
                     Million yen        %          Million yen        %          Million yen        %          Million yen        %
   FY2009              9,278,483    -23.2             -187,918       --              182,594    -88.4               56,649    -95.0
   FY2008             12,079,264      4.4            1,108,600     -3.7            1,580,626      1.6            1,138,144      7.4
------------ -------------------- -------- -------------------- -------- -------------------- -------- -------------------- --------

------------ ---------------------- ----------------------
              Net income per share   Net income per share
                    - Basic              - Diluted
------------ ---------------------- ----------------------
                               Yen                    Yen
   FY2009                    18.04                  18.04
   FY2008                   358.19                 358.06
------------ ---------------------- ----------------------

(2) Unconsolidated financial position
------------ ---------------------------- ---------------------------- ----------------------------- ----------------------------
                    Total assets                  Net assets                   Equity ratio             Net assets per share
------------ ---------------------------- ---------------------------- ----------------------------- ----------------------------
                             Million yen                  Million yen                             %                          Yen
   FY2009                      9,163,662                    6,651,917                          72.5                     2,118.98
   FY2008                     10,435,805                    7,302,401                          69.9                     2,317.42
------------ ---------------------------- ---------------------------- ----------------------------- ----------------------------
Reference: Equity at the end of FY2009: 6,644,861 million yen,  Equity at the end of FY2008: 7,298,218 million yen

2. Forecast of unconsolidated results for FY2010 (April 1, 2009 through March 31, 2010)
                                                                                      (% of change from FY2009 First Half or FY2009)
-------------------- --------------------- --------------------- ---------------------- --------------------- ----------------------
                                                                                                               Net income per share
                         Net revenues        Operating income       Ordinary income          Net income              - Basic
-------------------- --------------------- --------------------- ---------------------- --------------------- ----------------------
                     Million yen       %   Million yen       %   Million yen        %   Million yen        %                    Yen
FY2010 First Half
(for the six
months ending
September 30, 2009)       --         --         --        --          --         --          --         --                       --
FY2010                 7,800,000   -15.9     -630,000     --        -370,000     --        -180,000     --                   -57.40
-------------------- ------------ -------- ------------ -------- ------------ --------  ------------ -------- ----------------------

Cautionary Statement with Respect to Forward-Looking Statements

     This report contains forward-looking statements that reflect Toyota's forecasts for consolidated and unconsolidated results.
These forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause Toyota's actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements.
These factors include: (i) changes in economic conditions and market demand affecting, and the competitive environment in, the automotive markets in Japan, North America, Europe, Asia and other markets in which Toyota operates; (ii) fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar, the euro, the Australian dollar, the
Canadian dollar and the British pound; (iii) Toyota's ability to realize production efficiencies and to implement capital expenditures at the levels and times planned by management; (iv) changes in the laws, regulations and government policies in the markets in which Toyota operates that affect Toyota's automotive operations, particularly laws, regulations and government policies relating to trade, environmental protection, vehicle emissions, vehicle fuel economy and vehicle safety, as well as changes in laws, regulations and government policies that affect Toyota's other operations, including the outcome of future litigation and other legal proceedings; (v) political instability in the markets in which Toyota operates; (vi) Toyota's ability to timely develop and achieve market acceptance of new products; and (vii) fuel shortages or interruptions in transportation systems, labor strikes, work stoppages or other interruptions to, or difficulties in, the employment of labor in the major markets where Toyota purchases materials, components and supplies for the production of its products or where its products are produced, distributed or sold.

     A discussion of these and other factors which may affect Toyota's actual results, performance, achievements or financial position is contained in Toyota's annual report on Form 20-F, which is on file with the United States Securities and Exchange
Commission.

                               TOYOTA MOTOR CORPORATION FY2009 Financial Summary

    (Consolidated financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

1. Business Results

   (1) Consolidated Financial Results for FY2009

       Financial Results

                The disorder in the financial markets originating from the subprime mortgage crisis in the United States has become more serious during the second half of FY2009 and spread not only to Europe but also to resource-rich countries and emerging countries, causing a global financial crisis. As a result, the real economy weakened and the world economy fell into a severe recession.
                The automotive industry is experiencing a rapid contraction of markets globally, particularly in Japan, the United States, and Europe where the market declined by 20% to more than 30% in the second half of FY2009. The automotive market in resource-rich countries and emerging countries, which were growing continuously, encountered a sudden slowdown and resulted in extremely severe condition.
                Under these conditions, consolidated vehicle sales in Japan and overseas decreased by 1,346 thousand units, or 15.1%, to 7,567 thousand units in FY2009 compared with FY2008 (April 1, 2007 through March 31, 2008). Vehicle sales in Japan decreased by 243 thousand units, or 11.1%, to 1,945 thousand units in FY2009 compared with FY2008 under the declined market in Japan compared to FY2008. However, with the efforts of dealers nationwide, Toyota and Lexus brands' market share excluding mini-vehicles was 46.0%, and market share (including Daihatsu and Hino brands) including mini-vehicles was 42.4%, each representing a record high. Meanwhile, overseas vehicle sales decreased by 1,103 thousand units, or 16.4%, to 5,622 thousand units in FY2009 compared with FY2008, because of the sales decline, especially in North America and Europe.
                As for the results of operations, net revenues decreased by 5,759.7 billion yen, or 21.9%, to 20,529.5 billion yen in FY2009 compared with FY2008, and operating income decreased by 2,731.3 billion yen to an operating loss of 461.0 billion yen in FY2009 compared with FY2008. Factors resulting in the decrease in operating income include the effects of marketing activities of 1,480.0 billion yen, the effects of changes in exchange rates of 760.0 billion yen, and an increase in expenses of 491.3 billion yen. Income before income taxes, minority interest and equity in earnings of affiliated companies decreased by 2,997.6 billion yen to a loss of 560.4 billion yen in FY2009 compared with FY2008. Net income decreased by 2,154.8 billion yen to a loss of
       437.0 billion yen in FY2009 compared with FY2008.


       Segment Operating Results

       (i) Automotive:
                 Net revenues for the automotive operations decreased by 5,612.6 billion yen, or 23.2%, to 18,564.7 billion yen in FY2009 compared with FY2008, and operating income decreased by 2,566.7 billion yen to an operating loss of 394.8 billion yen in FY2009 compared with FY2008. The decrease in operating income was mainly due to decreases in both production volume and vehicle units sold, the effects of changes in exchange rates, and an increase in expenses.

       (ii) Financial services:
                 Net revenues for the financial services operations decreased by 120.8 billion yen, or 8.1%, to 1,377.5 billion yen in FY2009 compared with FY2008, and operating income decreased by 158.5 billion yen to an operating loss of 72.0 billion yen in FY2009 compared with FY2008. The decrease in operating income was mainly due to increases in the provision for credit losses, net charge-offs and allowance for residual value losses, and an increase in valuation losses on interest rate swaps stated at fair value in accordance with the Statement of Financial Accounting Standards ("FAS") No. 133 (as amended by several guidance including FAS No. 138) in sales finance subsidiaries, despite an increase in financing volume.

       (iii) All other:
                 Net revenues for all other businesses decreased by 162.0 billion yen, or 12.0%, to 1,184.9 billion yen in FY2009 compared with FY2008, and operating income decreased by 23.1 billion yen, or 70.0%, to 9.9 billion yen in FY2009 compared with FY2008.

                               TOYOTA MOTOR CORPORATION FY2009 Financial Summary

    (Consolidated financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

       Geographic Information

       (i) Japan:
               Net revenues in Japan decreased by 3,129.1 billion yen, or 20.4%, to 12,186.7 billion yen in FY2009 compared with FY2008, and operating income decreased by 1,677.8 billion yen to an operating loss of 237.5 billion yen in FY2009 compared with FY2008. The decrease in operating income was mainly due to decreases in both production volume and vehicle exports, the effects of changes in exchange rates, and an increase in expenses.

       (ii) North America:
               Net revenues in North America decreased by 3,200.3 billion yen, or 34.0%, to 6,222.9 billion yen in FY2009 compared with FY2008, and operating income decreased by 695.5 billion yen to an operating loss of 390.2 billion yen in FY2009 compared with FY2008. The decrease in operating income was mainly due to decreases in both production volume and vehicle units sold, and increases in the provision for credit losses, net charge-offs and allowance for residual value losses in sales finance subsidiaries in the United States of America.

       (iii) Europe:
               Net revenues in Europe decreased by 980.3 billion yen, or 24.5%, to 3,013.1 billion yen in FY2009 compared with FY2008, and operating income decreased by 284.8 billion yen to an operating loss of 143.3 billion yen in FY2009 compared with FY2008. The decrease in operating income was mainly due to decreases in both production volume and vehicle units sold.

       (iv) Asia:
               Net revenues in Asia decreased by 401.5 billion yen, or 12.9%, to 2,719.4 billion yen in FY2009 compared with FY2008, and operating income decreased by 80.3 billion yen, or 31.3%, to 176.1 billion yen in FY2009 compared with FY2008. The decrease in operating income was mainly due to decreases in both production volume and vehicle units sold.

       (v) Other (Central and South America, Oceania and Africa):
               Net revenues in other regions decreased by 411.2 billion yen, or 17.9%, to 1,882.9 billion yen in FY2009 compared with FY2008, and operating income decreased by 56.3 billion yen, or 39.1% to 87.6 billion yen in FY2009 compared with FY2008. The decrease in operating income was mainly due to a decrease in vehicle units sold.

                               TOYOTA MOTOR CORPORATION FY2009 Financial Summary

    (Consolidated financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

(2) Consolidated Financial Position for FY2009

     Cash flows from operating activities resulted in an increase in cash by 1,476.9 billion yen in FY2009. Net cash provided by operating activities decreased by 1,504.7 billion yen from 2,981.6 billion yen in FY2008. Cash flows from investing activities resulted in a decrease in cash by 1,230.2 billion yen in FY2009. Net cash used in investing activities decreased by 2,644.6 billion yen from 3,874.8 billion yen in FY2008. Cash flows from financing activities resulted in an increase in cash by 698.8 billion yen in FY2009. Net cash provided by financing activities decreased by 7.3 billion yen from 706.1 billion yen in FY2008. After taking into account the effect of changes in exchange rates, cash and cash equivalents increased by 815.7 billion yen, or 50.1%, to 2,444.2 billion yen at the end of FY2009 compared with the end of FY2008.
     Regarding the consolidated cash flows by segment for FY2009, in non-financial services business, net cash provided by operating activities was
568.3 billion yen, net cash used in investing activities was 336.7 billion yen and net cash provided by financing activities was 23.6 billion yen. Meanwhile, in the financial services business, net cash provided by operating activities was 717.1 billion yen, net cash used in investing activities was 715.7 billion yen and net cash provided by financing activities was 688.8 billion yen.


(3) Basic Policy on the Distribution of Profits and the Distribution of Profits for FY2009

     Toyota Motor Corporation ("TMC") deems the benefit of its shareholders as one of its priority management policies, and it is working to implement reforms to establish a corporate structure that can achieve continuous growth in order to enhance its corporate value.
     TMC will strive to continue to pay dividends while giving due consideration to factors such as business results for each term, investment plans and its cash reserves.
     With respect to the dividends for FY2009, TMC has determined that, since TMC is facing the most difficult business environment in its history, it is extremely difficult to maintain the level of dividends paid in FY2008. Therefore, TMC plans to propose a year-end dividend of 35 yen per share, a decrease of 40 yen compared with that in FY2008, and an annual dividend of 100 yen per share, combined with the interim dividend of 65 yen per share.
     In order to flexibly respond to the changing economic conditions, TMC will utilize its internal funds (1) to secure a solid management foundation, (2) to improve product performance to respond to customer needs, (3) to make efforts to commercialize next-generation technologies such as environment, energy and safety technologies at an early stage, and (4) to establish a structure for development, production and sales in both the domestic and overseas markets.
     TMC pays dividends twice a year - an interim dividend and a year-end dividend -, and in order to secure an opportunity to directly seek shareholders' opinions, TMC will treat payments of year-end dividends as a matter to be resolved at the 105th Ordinary General Shareholders' Meeting, even though TMC's articles of incorporation stipulate that retained earnings can be distributed as dividends pursuant to the resolution of the board of directors.
     In FY2009, TMC repurchased approximately 14 million shares, an aggregate purchase price of approximately JPY 70.0 billion in August 2008, excluding shares constituting less than one unit that were purchased by TMC upon request. However, in response to the global financial crisis, which occurred after the above-mentioned repurchase, TMC decided to prioritize securing its cash reserves and refrained from further repurchasing its own shares. Going forward, TMC will not repurchase its own shares for the time being.

                               TOYOTA MOTOR CORPORATION FY2009 Financial Summary

    (Consolidated financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)


(4) Forecast of Consolidated Financial Results for FY2010

     As for our future business environment, there is a rising concern of a further downside in the world economy caused by an even more vicious cycle of the financial crisis and the weakening of the real economy. Japanese economy also has risks that the recession deepens further and lasts longer, reflecting a decline in corporate profits due to drops in exports and industrial production, and lower consumer confidence. Although the automotive market is expected to expand over the medium- to long-term particularly in resource-rich countries and emerging countries, those markets are undergoing a rapid contraction because of the worldwide economic deceleration. In addition, the competition in the automotive market is more intense globally, as shown in the fierce competition with respect to compact cars and low-price cars, and the acceleration in development of technologies and introduction of new products while environmental awareness is growing throughout the world.
     Under these unprecedented severe circumstances, the current forecast of consolidated financial results for the next fiscal year ending March 31, 2010 is set forth below. This forecast assumes average exchange rates through the fiscal year of 95 yen per US$1 and 125 yen per 1 Euro.


Forecast of consolidated results for FY2010

Net revenues                                16,500.0 billion yen  (a decrease of 19.6% compared with FY2009)
Operating loss                               (850.0) billion yen  (a decrease of   --   compared with FY2009)
Loss before income taxes and equity
   in earnings of affiliated companies       (850.0) billion yen  (a decrease of   --   compared with FY2009)
Net loss attributable to
   Toyota Motor Corporation                  (550.0) billion yen  (a decrease of   --   compared with FY2009)
*"Net loss attributable to Toyota Motor Corporation" is equivalent to "Net loss" up to FY2009.

     These forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause Toyota's actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements.
     When using the forecast of financial results, please refer to the Cautionary Statement with Respect to Forward-Looking Statements on page 2.

                               TOYOTA MOTOR CORPORATION FY2009 Financial Summary

    (Consolidated financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)


2. Overview of Associated Companies

     "Overview of Associated Companies" has been omitted, as there were no significant changes from the "Organizational Structure (Description of Business)" or the "Overview of Affiliated Companies" in the most recent Securities Report (filed on June 25, 2008).

                               TOYOTA MOTOR CORPORATION FY2009 Financial Summary

    (Consolidated financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)


3. Management Policy

   (1) Toyota's Basic Management Policy

          "Management Policy" has been omitted, as there were no significant changes from the matters disclosed in the "Financial Summary" for the fiscal year ended March 31, 2007 (released on May 9, 2007).

        The aforementioned information is available on the following Web sites. Toyota Web site:
        http://www.toyota.co.jp
        -----------------------
        Tokyo Stock Exchange Group, Inc. Web site (listed company search page): http://www.tse.or.jp/listing/compsearch/index.html (Japanese only)
        --------------------------------------------------


   (2) Medium- and Long-term Management Strategy

          Toyota is working to create a structure that can respond flexibly to short-term changes in demand and eliminate waste, while implementing reforms to establish a strong yet flexible corporate structure to achieve steady growth in the medium- to long-term. To carry out these reforms, Toyota Group as a whole will make an even greater effort to address the following agenda.
          First, we intend to reinforce our customer-oriented products by listening to the opinions and demands of customers in each country and region, based on Genchi Genbutsu (going to the source), to provide attractive high-quality products at a low price and to respond to changing customer needs. As we expect customer demand for fuel-efficient vehicles such as hybrid vehicles and compact vehicles to increase in the future, we will accelerate development to improve quality and performance of such vehicles while reducing cost. We will also work to improve our lineup of commercial vehicles and low-priced vehicles, which are expected to be in greater demand in resource-rich and emerging countries.
          Second, we will promote to commercialize next-generation environmental, energy and safety technologies at an early stage. In the area of environmental responses, which is one of our priority management issues, we are focusing on the use of diverse energy sources that can replace oil through the practical use of plug-in hybrid vehicles that can be charged from household power supplies, mass production of electric vehicles, development of next-generation batteries, use of biofuel as an alternative fuel source, and development of fuel cell vehicles.
          Third, we are creating a structure for efficient development, production and sales that can respond flexibly to changes in the external environment. Such measures include working with suppliers to dramatically increase the efficiency of development, creating a production structure that can withstand changes in demand and currency exchange rates, reducing lead times from development to sales, and strengthening sales capabilities in line with local conditions.
          By addressing these agenda, Toyota is working to enhance its corporate value as a company that maintains growth in harmony with society by revisiting its fundamental principles of "Customer First," "Genchi Genbutsu," and "Continuous Improvement," which are the sources of its growth, and responding flexibly and promptly to the changes in the market environment. Toyota fulfills its social responsibilities by carrying out its Corporate Social Responsibility (CSR) through philanthropic activities undertaken through corporate ethics including full compliance with applicable laws and regulations.

                                                                                   TOYOTA MOTOR CORPORATION FY2009 Financial Summary

                                                            (Consolidated financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)


4. Consolidated Production and Sales

   (1) Production

                                                                                                                             (Units)
------------------------------------------ ---------------------------- ------------------------------ -----------------------------
                                                      FY2008                        FY2009                        Increase
              Business segment                (April 1, 2007 through        (April 1, 2008 through               (Decrease)
                                                  March 31, 2008)                March 31, 2009)
------------------------------------------ ---------------------------- ------------------------------ -----------------------------
                               Japan                 5,160,293                    4,254,984                      (905,309)
                           North America             1,267,639                      919,125                      (348,514)
      Automotive               Europe                  710,895                      481,512                      (229,383)
                                Asia                   961,207                      946,806                       (14,401)
                               Other                   447,166                      448,605                         1,439
                         ----------------- ---------------------------- ------------------------------ -----------------------------
                               Total                 8,547,200                    7,051,032                    (1,496,168)
------------------------ ----------------- ---------------------------- ------------------------------ -----------------------------
         Other                Housing                    5,123                        4,856                          (267)
------------------------ ----------------- ---------------------------- ------------------------------ -----------------------------
Note: 1 Production in "Automotive" indicates production units of vehicles (new).
      2 "Other" in "Automotive" consists of Central and South America, Oceania and Africa.

   (2) Sales (by destination)
                                                                                                                             (Units)
------------------------------------------ ---------------------------- ------------------------------ -----------------------------
                                                      FY2008                        FY2009                       Increase
              Business segment                (April 1, 2007 through        (April 1, 2008 through              (Decrease)
                                                  March 31, 2008)                March 31, 2009)
------------------------------------------ ---------------------------- ------------------------------ -----------------------------
                              Japan                  2,188,389                    1,944,823                       (243,566)
                          North America              2,958,314                    2,212,254                       (746,060)
      Automotive              Europe                 1,283,793                    1,061,954                       (221,839)
                               Asia                    956,509                      904,892                        (51,617)
                              Other                  1,526,934                    1,443,433                        (83,501)
                         ----------------- ---------------------------- ------------------------------ -----------------------------
                              Total                  8,913,939                    7,567,356                     (1,346,583)
------------------------ ----------------- ---------------------------- ------------------------------ -----------------------------
         Other               Housing                     5,431                        5,442                             11
------------------------ ----------------- ---------------------------- ------------------------------ -----------------------------
Note: 1 Sales in "Automotive" indicates sales units of vehicles (new).
      2 "Other" in "Automotive" consists of Central and South America, Oceania, Africa and the Middle East, etc.

                                                                                   TOYOTA MOTOR CORPORATION FY2009 Financial Summary

                                                            (Consolidated financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)


5. Breakdown of consolidated net revenues

                                                                                                               (Amount: million yen)
------------------------------------------ ---------------------------- ------------------------------ -----------------------------
                                                      FY2008                        FY2009                        Increase
              Business segment                (April 1, 2007 through        (April 1, 2008 through               (Decrease)
                                                  March 31, 2008)                March 31, 2009)
------------------------------------------ ---------------------------- ------------------------------ -----------------------------
                            Vehicles                20,723,588                   15,635,490                      (5,088,098)

                       Parts & components
                          for overseas
                           production                  342,244                      298,176                         (44,068)
      Automotive
                              Parts                  1,785,684                    1,575,316                        (210,368)

                              Other                  1,308,738                    1,041,519                        (267,219)
                      -------------------- ---------------------------- ------------------------------ -----------------------------
                              Total                 24,160,254                   18,550,501                      (5,609,753)
------------------------------------------ ---------------------------- ------------------------------ -----------------------------
  Financial services           --                    1,468,730                    1,355,850                        (112,880)
------------------------------------------ ---------------------------- ------------------------------ -----------------------------
                             Housing                   143,594                      148,985                           5,391

       Other           Telecommunications               56,220                       52,520                          (3,700)

                              Other                    460,442                      421,714                         (38,728)
                      -------------------- ---------------------------- ------------------------------ -----------------------------
                              Total                    660,256                      623,219                         (37,037)
------------------------------------------ ---------------------------- ------------------------------ -----------------------------
                  Total                             26,289,240                   20,529,570                      (5,759,670)
------------------------------------------ ---------------------------- ------------------------------ -----------------------------

Note: The amounts represent net revenues from external customers.

                                                                                   TOYOTA MOTOR CORPORATION FY2009 Financial Summary

                                                            (Consolidated financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)


6. Consolidated Financial Statements

   (1) Consolidated Balance Sheets
                                                                                                               (Amount: million yen)
---------------------------------------------------- -------------------------- -------------------------- -------------------------
                                                                FY2008                    FY2009                    Increase
                                                           (As of March 31,          (As of March 31,              (Decrease)
                                                                 2008)                     2009)
---------------------------------------------------- -------------------------- -------------------------- -------------------------

Assets
  Current assets:
     Cash and cash equivalents                                       1,628,547                  2,444,280                   815,733
     Time deposits                                                     134,773                     45,178                   (89,595)
     Marketable securities                                             542,210                    495,326                   (46,884)
     Trade accounts and notes receivable,
       less allowance for doubtful accounts of
       17,471 million yen as of March 31, 2008 and
       15,034 million yen as of March 31, 2009                       2,040,233                  1,392,749                  (647,484)
     Finance receivables, net                                        4,301,142                  3,891,406                  (409,736)
     Other receivables                                                 523,533                    332,722                  (190,811)
     Inventories                                                     1,825,716                  1,459,394                  (366,322)
     Deferred income taxes                                             563,220                    605,331                    42,111
     Prepaid expenses and other current assets                         526,853                    632,543                   105,690
                                                     -------------------------- -------------------------- -------------------------
     Total current assets                                           12,086,227                 11,298,929                  (787,298)
                                                     -------------------------- -------------------------- -------------------------
  Noncurrent finance receivables, net                                5,974,756                  5,655,545                  (319,211)
  Investments and other assets:
     Marketable securities and other securities
       investments                                                   3,429,238                  2,102,874                (1,326,364)
     Affiliated companies                                            2,098,556                  1,826,375                  (272,181)
     Employees receivables                                              70,776                     69,523                    (1,253)
     Other                                                             986,765                    707,110                  (279,655)
                                                     -------------------------- -------------------------- -------------------------
     Total investments and other assets                              6,585,335                  4,705,882                (1,879,453)
                                                     -------------------------- -------------------------- -------------------------
  Property, plant and equipment:
     Land                                                            1,262,034                  1,257,409                    (4,625)
     Buildings                                                       3,580,607                  3,633,954                    53,347
     Machinery and equipment                                         9,270,650                  9,201,093                   (69,557)
     Vehicles and equipment on operating leases                      2,922,325                  2,836,881                   (85,444)
     Construction in progress                                          360,620                    263,602                   (97,018)
                                                     -------------------------- -------------------------- -------------------------
     Subtotal                                                       17,396,236                 17,192,939                  (203,297)
                                                     -------------------------- -------------------------- -------------------------
     Less - Accumulated depreciation                                (9,584,234)                (9,791,258)                 (207,024)
                                                     -------------------------- -------------------------- -------------------------
     Total property, plant and equipment, net                        7,812,002                  7,401,681                  (410,321)
                                                     -------------------------- -------------------------- -------------------------
  Total assets                                                      32,458,320                 29,062,037                (3,396,283)
                                                     -------------------------- -------------------------- -------------------------
---------------------------------------------------- -------------------------- -------------------------- -------------------------

                                                                                   TOYOTA MOTOR CORPORATION FY2009 Financial Summary

                                                            (Consolidated financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

                                                                                                               (Amount: million yen)
---------------------------------------------------- -------------------------- -------------------------- -------------------------
                                                                FY2008                    FY2009                     Increase
                                                           (As of March 31,          (As of March 31,               (Decrease)
                                                                 2008)                     2009)
---------------------------------------------------- -------------------------- -------------------------- -------------------------

Liabilities
  Current liabilities:
     Short-term borrowings                                           3,552,721                  3,617,672                    64,951
     Current portion of long-term debt                               2,675,431                  2,699,512                    24,081
     Accounts payable                                                2,212,773                  1,299,455                  (913,318)
     Other payables                                                    806,514                    670,634                  (135,880)
     Accrued expenses                                                1,606,964                  1,540,681                   (66,283)
     Income taxes payable                                              305,592                     51,298                  (254,294)
     Other current liabilities                                         780,747                    710,041                   (70,706)
                                                     -------------------------- -------------------------- -------------------------
     Total current liabilities                                      11,940,742                 10,589,293                (1,351,449)
                                                     -------------------------- -------------------------- -------------------------
  Long-term liabilities:
     Long-term debt                                                  5,981,931                  6,301,469                   319,538
     Accrued pension and severance costs                               632,297                    634,612                     2,315
     Deferred income taxes                                           1,099,006                    642,293                  (456,713)
     Other long-term liabilities                                       278,150                    293,633                    15,483
                                                     -------------------------- -------------------------- -------------------------
     Total long-term liabilities                                     7,991,384                  7,872,007                  (119,377)
                                                     -------------------------- -------------------------- -------------------------
  Total liabilities                                                 19,932,126                 18,461,300                (1,470,826)
                                                     -------------------------- -------------------------- -------------------------

Minority interest in consolidated subsidiaries                         656,667                    539,530                  (117,137)
Shareholders' equity
  Common stock, no par value,                                          397,050                    397,050                        --
     authorized: 10,000,000,000 shares
     as of March 31, 2008 and March 31, 2009
     issued: 3,447,997,492 shares
     as of March 31, 2008 and March 31, 2009
  Additional paid-in capital                                           497,569                    501,211                     3,642
  Retained earnings                                                 12,408,550                 11,531,622                  (876,928)
  Accumulated other comprehensive income (loss)                       (241,205)                (1,107,781)                 (866,576)
  Treasury stock, at cost,                                          (1,192,437)                (1,260,895)                  (68,458)
     298,717,640 shares as of March 31, 2008 and
     312,115,017 shares as of March 31, 2009
                                                     -------------------------- -------------------------- -------------------------
  Total shareholders' equity                                        11,869,527                 10,061,207                (1,808,320)
                                                     -------------------------- -------------------------- -------------------------
Commitments and contingencies
                                                     -------------------------- -------------------------- -------------------------
Total liabilities and shareholders' equity                          32,458,320                 29,062,037                (3,396,283)
                                                     -------------------------- -------------------------- -------------------------
---------------------------------------------------- -------------------------- -------------------------- -------------------------

                                                                                   TOYOTA MOTOR CORPORATION FY2009 Financial Summary

                                                            (Consolidated financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)


   (2) Consolidated Statements of Income
                                                                                                               (Amount: million yen)
---------------------------------------------------- -------------------------- -------------------------- -------------------------
                                                               FY2008                     FY2009                     Increase
                                                         (For the year ended        (For the year ended             (Decrease)
                                                            March 31, 2008)            March 31, 2009)
---------------------------------------------------- -------------------------- -------------------------- -------------------------
Net revenues:
  Sales of products                                                 24,820,510                 19,173,720                (5,646,790)
  Financing operations                                               1,468,730                  1,355,850                  (112,880)
                                                     -------------------------- -------------------------- -------------------------
  Total net revenues                                                26,289,240                 20,529,570                (5,759,670)
                                                     -------------------------- -------------------------- -------------------------
Costs and expenses:
  Cost of products sold                                             20,452,338                 17,468,416                (2,983,922)
  Cost of financing operations                                       1,068,015                    987,384                   (80,631)
  Selling, general and administrative                                2,498,512                  2,534,781                    36,269
                                                     -------------------------- -------------------------- -------------------------
  Total costs and expenses                                          24,018,865                 20,990,581                (3,028,284)
                                                     -------------------------- -------------------------- -------------------------
Operating income (loss)                                              2,270,375                   (461,011)               (2,731,386)
                                                     -------------------------- -------------------------- -------------------------
Other income (expense):
  Interest and dividend income                                         165,676                    138,467                   (27,209)
  Interest expense                                                     (46,113)                   (46,882)                     (769)
  Foreign exchange gain (loss), net                                      9,172                     (1,815)                  (10,987)
  Other income (loss), net                                              38,112                   (189,140)                 (227,252)
                                                     -------------------------- -------------------------- -------------------------
  Total other income (expense)                                         166,847                    (99,370)                 (266,217)
                                                     -------------------------- -------------------------- -------------------------
Income (loss) before income taxes,
    minority interest and equity in
    earnings of affiliated companies                                 2,437,222                   (560,381)               (2,997,603)
                                                     -------------------------- -------------------------- -------------------------
Provision for income taxes                                             911,495                    (56,442)                 (967,937)
                                                     -------------------------- -------------------------- -------------------------
Income (loss) before minority interest
    and equity in earnings of
    affiliated companies                                             1,525,727                   (503,939)               (2,029,666)
                                                     -------------------------- -------------------------- -------------------------
Minority interest in consolidated                                      (77,962)                    24,278                   102,240
    subsidiaries
Equity in earnings of affiliated companies                             270,114                     42,724                  (227,390)
                                                     -------------------------- -------------------------- -------------------------
Net income (loss)                                                    1,717,879                   (436,937)               (2,154,816)
                                                     -------------------------- -------------------------- -------------------------
---------------------------------------------------- -------------------------- -------------------------- -------------------------

                                                                                                                       (Amount: yen)
---------------------------------------------------- -------------------------- -------------------------- -------------------------
Net income (loss) per share
  Basic                                                                 540.65                    (139.13)                  (679.78)
  Diluted                                                               540.44                    (139.13)                  (679.57)
---------------------------------------------------- -------------------------- -------------------------- -------------------------

                                                                                   TOYOTA MOTOR CORPORATION FY2009 Financial Summary

                                                            (Consolidated financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)


   (3) Consolidated Statements of Shareholders' Equity
                                                                                                               (Amount: million yen)
----------------------------------------- ------------------------------------------------------------------------------------------
                                                               FY2008 (For the year ended March 31, 2008)
----------------------------------------- ------------ ------------ ------------- ------------------- ------------ -----------------
                                                        Additional                    Accumulated       Treasury         Total
                                             Common       paid-in      Retained          other           stock,       shareholders'
                                              stock       capital      earnings      comprehensive       at cost        equity
                                                                                     income (loss)
----------------------------------------- ------------ ------------ ------------- ------------------- ------------ -----------------
Balances at March 31, 2007                    397,050      497,593    11,764,713             701,390   (1,524,654)       11,836,092
                                          ------------ ------------ ------------- ------------------- ------------ -----------------
Issuance during the year                                     3,475                                                            3,475
Comprehensive income:
   Net income                                                          1,717,879                                          1,717,879
   Other comprehensive income (loss)
     Foreign currency translation
       adjustments                                                                          (461,189)                      (461,189)
     Unrealized losses on securities,
       net of reclassification
       adjustments                                                                          (347,829)                      (347,829)
     Pension liability adjustments                                                          (133,577)                      (133,577)
                                                                                                                   -----------------
   Total comprehensive income                                                                                               775,284
                                                                                                                   -----------------
Dividends paid                                                          (430,860)                                          (430,860)
Purchase and reissuance of common stock                                                                  (314,464)         (314,464)
Retirement of common stock                                  (3,499)     (643,182)                         646,681                --
                                          ------------ ------------ ------------- ------------------- ------------ -----------------
Balances at March 31, 2008                    397,050      497,569    12,408,550            (241,205)  (1,192,437)       11,869,527
                                          ------------ ------------ ------------- ------------------- ------------ -----------------
----------------------------------------- ------------ ------------ ------------- ------------------- ------------ -----------------


                                                                                                           (Amount: million yen)
----------------------------------------- ------------------------------------------------------------------------------------------
                                                               FY2009 (For the year ended March 31, 2009)
----------------------------------------- ------------ ------------ ------------- ------------------- ------------ -----------------
                                                        Additional                    Accumulated       Treasury         Total
                                             Common       paid-in      Retained          other           stock,       shareholders'
                                              stock       capital      earnings      comprehensive       at cost        equity
                                                                                     income (loss)
----------------------------------------- ------------ ------------ ------------- ------------------- ------------ -----------------
Balances at March 31, 2008                    397,050      497,569    12,408,550            (241,205)  (1,192,437)       11,869,527
                                          ------------ ------------ ------------- ------------------- ------------ -----------------
Issuance during the year                                     3,642                                                            3,642
Comprehensive loss:
   Net loss                                                             (436,937)                                          (436,937)
   Other comprehensive income (loss)
     Foreign currency translation                                                           (381,303)                      (381,303)
       adjustments
     Unrealized losses on securities,
       net of reclassification                                                              (293,101)                      (293,101)
       adjustments
     Pension liability adjustments                                                          (192,172)                      (192,172)
                                                                                                                   -----------------
   Total comprehensive loss                                                                                              (1,303,513)
                                                                                                                   -----------------
Dividends paid                                                          (439,991)                                          (439,991)
Purchase and reissuance of common stock                                                                   (68,458)          (68,458)
                                          ------------ ------------ ------------- ------------------- ------------ -----------------
Balances at March 31, 2009                    397,050      501,211    11,531,622          (1,107,781)  (1,260,895)       10,061,207
                                          ------------ ------------ ------------- ------------------- ------------ -----------------
----------------------------------------- ------------ ------------ ------------- ------------------- ------------ -----------------

                                                                                   TOYOTA MOTOR CORPORATION FY2009 Financial Summary

                                                            (Consolidated financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)


   (4) Consolidated Statements of Cash Flows
                                                                                                             (Amount: million yen)
---------------------------------------------------------------------- ------------------------------ ------------------------------
                                                                                       FY2008                       FY2009
                                                                                 (For the year ended          (For the year ended
                                                                                    March 31, 2008)              March 31, 2009)
---------------------------------------------------------------------- ------------------------------ ------------------------------
Cash flows from operating activities:
  Net income (loss)                                                                        1,717,879                       (436,937)
  Adjustments to reconcile net income (loss) to net cash
     provided by operating activities
     Depreciation                                                                          1,491,135                      1,495,170
     Provision for doubtful accounts and credit losses                                       122,790                        257,433
     Pension and severance costs, less payments                                              (54,341)                       (20,958)
     Losses on disposal of fixed assets                                                       45,437                         68,682
     Unrealized losses on available-for-sale securities, net                                  11,346                        220,920
     Deferred income taxes                                                                    81,458                       (194,990)
     Minority interest in consolidated subsidiaries                                           77,962                        (24,278)
     Equity in earnings of affiliated companies                                             (270,114)                       (42,724)
     Changes in operating assets and liabilities, and other                                 (241,928)                       154,587
                                                                       ------------------------------ ------------------------------
  Net cash provided by operating activities                                                2,981,624                      1,476,905
                                                                       ------------------------------ ------------------------------
Cash flows from investing activities:
  Additions to finance receivables                                                        (8,647,717)                    (7,700,459)
  Collection of and proceeds from sales of finance receivables                             7,332,697                      7,243,442
  Additions to fixed assets excluding equipment leased to others                          (1,480,570)                    (1,364,582)
  Additions to equipment leased to others                                                 (1,279,405)                      (960,315)
  Proceeds from sales of fixed assets excluding equipment                                     67,551                         47,386
     leased to others
  Proceeds from sales of equipment leased to others                                          375,881                        528,749
  Purchases of marketable securities and security investments                             (1,151,640)                      (636,030)
  Proceeds from sales of and maturity of marketable securities and                           987,410                      1,475,877
     security investments
  Payment for additional investments in affiliated companies,                                 (4,406)                           (45)
     net of cash acquired
  Changes in investments and other assets, and other                                         (74,687)                       135,757
                                                                       ------------------------------ ------------------------------
  Net cash used in investing activities                                                   (3,874,886)                    (1,230,220)
                                                                       ------------------------------ ------------------------------
Cash flows from financing activities:
  Purchase of common stock                                                                  (311,667)                       (70,587)
  Proceeds from issuance of long-term debt                                                 3,349,812                      3,506,990
  Payments of long-term debt                                                              (2,310,008)                    (2,704,078)
  Increase in short-term borrowings                                                          408,912                        406,507
  Dividends paid                                                                            (430,860)                      (439,991)
                                                                       ------------------------------ ------------------------------
  Net cash provided by financing activities                                                  706,189                        698,841
                                                                       ------------------------------ ------------------------------
Effect of exchange rate changes on cash and cash equivalents                                 (84,759)                      (129,793)
                                                                       ------------------------------ ------------------------------
Net increase (decrease) in cash and cash equivalents                                        (271,832)                       815,733
                                                                       ------------------------------ ------------------------------
Cash and cash equivalents at beginning of year                                             1,900,379                      1,628,547
                                                                       ------------------------------ ------------------------------
Cash and cash equivalents at end of year                                                   1,628,547                      2,444,280
                                                                       ------------------------------ ------------------------------
---------------------------------------------------------------------- ------------------------------ ------------------------------


Note: In the Consolidated Statements of Cash Flows, cash and cash equivalents include cash on hand, bank deposits that can be withdrawn at any time and short-term investments that can be converted into cash at any time and carry minimal risk of change in value.

   (5) Events and Conditions which Indicate there could be Substantial Doubt about Going Concern Assumption

       None

                                       15

                               TOYOTA MOTOR CORPORATION FY2009 Financial Summary

    (Consolidated financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

   (6) Summary of significant accounting policies

          "Summary of significant accounting policies" has been omitted, as there were no significant changes from the most recent Securities Report (filed on June 25, 2008). Changes in accounting principles, procedures, and disclosures for consolidated financial statements by newly issued accounting pronouncements are set forth below.

          In September 2006, the Financial Accounting Standards Board ("FASB") issued FAS No. 157, Fair Value Measurements ("FAS 157"), which defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. Toyota and its consolidated subsidiaries ("Toyota") adopted FAS 157 from the fiscal year begun after November 15, 2007. The adoption of FAS 157 did not have material impact on Toyota's consolidated financial statements.

          In September 2006, FASB issued FAS No. 158, Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans -- an amendment of FASB Statements No. 87, 88, 106, and 132(R) ("FAS 158"). FAS 158 requires employers to measure the funded status of their defined benefit postretirement plans as of the date of their year-end statement of financial position. Toyota adopted this provision in FAS 158 regarding a measurement date from the fiscal year ended after December 15, 2008. The adoption of this provision in FAS 158 did not have material impact on Toyota's consolidated financial statements.

          In February 2007, FASB issued FAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities -- Including an amendment of FASB Statement No. 115 ("FAS 159"). FAS 159 permits entities to measure many financial instruments and certain other assets and liabilities at fair value on an instrument-by-instrument basis and subsequent change in fair value must be recorded in earnings at each reporting date. Toyota adopted FAS 159 from the fiscal year begun after November 15, 2007. The adoption of FAS 159 did not have material impact on Toyota's consolidated financial statements.

          In March 2008, FASB issued FAS No. 161, Disclosures about Derivative Instruments and Hedging Activities -- an amendment of FASB Statement No. 133 ("FAS 161"). FAS 161 changes and enhances the current disclosure requirements for derivative instruments and hedging activities under FAS
     133. Toyota adopted FAS 161 from the fiscal year ended March 31, 2009. The adoption of FAS 161 did not have material impact on Toyota's consolidated financial statements.


                                                                                   TOYOTA MOTOR CORPORATION FY2009 Financial Summary

                                                            (Consolidated financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)


   (7) Segment Information

     (i) Segment Operating Results and Assets

FY2008 (As of and for the year ended March 31, 2008)
                                                                                                               (Amount: million yen)
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                 Intersegment
                                              Automotive   Financial Services      All Other   Elimination and/or     Consolidated
                                                                                                  Unallocated
                                                                                                    Amount
------------------------------------------------------------------------------------------------------------------------------------
  Net revenues:
    (1) Sales to external customers           24,160,254            1,468,730        660,256                   --       26,289,240
    (2) Intersegment sales                        17,052               29,624        686,699             (733,375)              --
------------------------------------------------------------------------------------------------------------------------------------
                     Total                    24,177,306            1,498,354      1,346,955             (733,375)      26,289,240
------------------------------------------------------------------------------------------------------------------------------------
  Operating expenses                          22,005,401            1,411,860      1,313,875             (712,271)      24,018,865
------------------------------------------------------------------------------------------------------------------------------------
  Operating income                             2,171,905               86,494         33,080              (21,104)       2,270,375
------------------------------------------------------------------------------------------------------------------------------------
  Assets                                      13,593,025           13,942,372      1,273,560            3,649,363       32,458,320
------------------------------------------------------------------------------------------------------------------------------------
  Investment in equity method investees        1,777,956              235,166             --               52,656        2,065,778
------------------------------------------------------------------------------------------------------------------------------------
  Depreciation expenses                        1,050,541              409,725         30,869                   --        1,491,135
------------------------------------------------------------------------------------------------------------------------------------
  Capital expenditure                          1,546,524            1,149,842         56,439                7,170        2,759,975
------------------------------------------------------------------------------------------------------------------------------------


FY2009 (As of and for the year ended March 31, 2009)
                                                                                                               (Amount: million yen)
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                 Intersegment
                                              Automotive   Financial Services      All Other   Elimination and/or     Consolidated
                                                                                                  Unallocated
                                                                                                    Amount
------------------------------------------------------------------------------------------------------------------------------------
  Net revenues:
    (1) Sales to external customers           18,550,501            1,355,850        623,219                   --       20,529,570
    (2) Intersegment sales                        14,222               21,698        561,728             (597,648)              --
------------------------------------------------------------------------------------------------------------------------------------
                     Total                    18,564,723            1,377,548      1,184,947             (597,648)      20,529,570
------------------------------------------------------------------------------------------------------------------------------------
  Operating expenses                          18,959,599            1,449,495      1,175,034             (593,547)      20,990,581
------------------------------------------------------------------------------------------------------------------------------------
  Operating income (loss)                       (394,876)             (71,947)         9,913               (4,101)        (461,011)
------------------------------------------------------------------------------------------------------------------------------------
  Assets                                      11,716,316           13,631,662      1,131,400            2,582,659       29,062,037
------------------------------------------------------------------------------------------------------------------------------------
  Investment in equity method investees        1,606,013              168,057             --               36,036        1,810,106
------------------------------------------------------------------------------------------------------------------------------------
  Depreciation expenses                        1,072,848              389,937         32,385                   --        1,495,170
------------------------------------------------------------------------------------------------------------------------------------
  Capital expenditure                          1,343,572              883,968         35,334               62,023        2,324,897
------------------------------------------------------------------------------------------------------------------------------------

  Note:  Unallocated corporate assets included under "Intersegment Elimination and/or Unallocated Amount" for FY2008 and FY2009 are
         4,352,498 million yen and 3,225,901 million yen, respectively, and consist primarily of funds such as cash and cash equivalents, marketable securities and portion of security investments held by TMC.

                                                                                   TOYOTA MOTOR CORPORATION FY2009 Financial Summary

                                                            (Consolidated financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)


     (ii) Consolidated Financial Statements as Classified into Non-Financial Services Business and Financial Services Business

            Consolidated Balance Sheets as Classified into Non-Financial Services Business and Financial Services Business

                                                                                                               (Amount: million yen)
------------------------------------------------------------------------------------------------------------------------------------
                                                                  FY2008                   FY2009                 Increase
                                                          (As of March 31, 2008)   (As of March 31, 2009)        (Decrease)
------------------------------------------------------------------------------------------------------------------------------------
  Assets
   (Non-financial services)
   Current assets:
      Cash and cash equivalents                                        1,473,101                1,648,143                  175,042
      Marketable securities                                              526,801                  494,476                  (32,325)
      Trade accounts and notes receivable,
        less allowance for doubtful accounts                           2,077,491                1,404,292                 (673,199)
      Inventories                                                      1,825,716                1,459,394                 (366,322)
      Prepaid expenses and other current assets                        1,676,263                1,534,119                 (142,144)
                                                         ---------------------------------------------------------------------------
      Total current assets                                             7,579,372                6,540,424               (1,038,948)
                                                         ---------------------------------------------------------------------------
   Investments and other assets                                        6,064,286                4,254,126               (1,810,160)
   Property, plant and equipment                                       5,773,370                5,504,559                 (268,811)
                                                         ---------------------------------------------------------------------------
   Total assets                                                       19,417,028               16,299,109               (3,117,919)
                                                         ---------------------------------------------------------------------------

   (Financial services)
   Current assets:
      Cash and cash equivalents                                          155,446                  796,137                  640,691
      Marketable securities                                               15,409                      850                  (14,559)
      Finance receivables, net                                         4,301,142                3,891,406                 (409,736)
      Prepaid expenses and other current assets                          793,434                  790,901                   (2,533)
                                                         ---------------------------------------------------------------------------
      Total current assets                                             5,265,431                5,479,294                  213,863
                                                         ---------------------------------------------------------------------------
   Noncurrent finance receivables, net                                 5,974,756                5,655,545                 (319,211)
   Investments and other assets                                          663,553                  599,701                  (63,852)
   Property, plant and equipment                                       2,038,632                1,897,122                 (141,510)
                                                         ---------------------------------------------------------------------------
   Total assets                                                       13,942,372               13,631,662                 (310,710)
                                                         ---------------------------------------------------------------------------
   (Elimination)
   Elimination of assets                                                (901,080)                (868,734)                  32,346
                                                         ---------------------------------------------------------------------------
   (Consolidated)
   Total assets                                                       32,458,320               29,062,037               (3,396,283)
                                                         ---------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------

Note: Assets in the non-financial services include unallocated corporate assets.

                                                                                   TOYOTA MOTOR CORPORATION FY2009 Financial Summary

                                                            (Consolidated financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)


                                                                                                               (Amount: million yen)
------------------------------------------------------------------------------------------------------------------------------------
                                                                  FY2008                   FY2009                 Increase
                                                          (As of March 31, 2008)   (As of March 31, 2009)        (Decrease)
------------------------------------------------------------------------------------------------------------------------------------
  Liabilities
   (Non-financial services)
   Current liabilities:
      Short-term borrowings                                              725,563                  825,029                   99,466
      Current portion of long-term debt                                  183,879                  115,942                  (67,937)
      Accounts payable                                                 2,211,507                1,299,523                 (911,984)
      Accrued expenses                                                 1,478,249                1,432,988                  (45,261)
      Income taxes payable                                               299,048                   47,648                 (251,400)
      Other current liabilities                                        1,208,476                  944,303                 (264,173)
                                                          --------------------------------------------------------------------------
      Total current liabilities                                        6,106,722                4,665,433               (1,441,289)
                                                          --------------------------------------------------------------------------
   Long-term liabilities:
      Long-term debt                                                     391,303                  850,233                  458,930
      Accrued pension and severance costs                                627,450                  629,870                    2,420
      Other long-term liabilities                                        866,741                  444,529                 (422,212)
                                                          --------------------------------------------------------------------------
      Total long-term liabilities                                      1,885,494                1,924,632                   39,138
                                                          --------------------------------------------------------------------------
   Total liabilities                                                   7,992,216                6,590,065               (1,402,151)
                                                          --------------------------------------------------------------------------
   (Financial services)
   Current liabilities:
      Short-term borrowings                                            3,439,850                3,370,981                  (68,869)
      Current portion of long-term debt                                2,511,719                2,640,104                  128,385
      Accounts payable                                                    17,359                   10,001                   (7,358)
      Accrued expenses                                                   133,223                  111,766                  (21,457)
      Income taxes payable                                                 6,544                    3,650                   (2,894)
      Other current liabilities                                          491,441                  515,166                   23,725
                                                          --------------------------------------------------------------------------
      Total current liabilities                                        6,600,136                6,651,668                   51,532
                                                          --------------------------------------------------------------------------
   Long-term liabilities:
      Long-term debt                                                   5,726,042                5,592,641                 (133,401)
      Accrued pension and severance costs                                  4,847                    4,742                     (105)
      Other long-term liabilities                                        510,415                  491,397                  (19,018)
                                                          --------------------------------------------------------------------------
      Total long-term liabilities                                      6,241,304                6,088,780                 (152,524)
                                                          --------------------------------------------------------------------------
   Total liabilities                                                  12,841,440               12,740,448                 (100,992)
                                                          --------------------------------------------------------------------------
   (Elimination) Elimination of liabilities                             (901,530)                (869,213)                  32,317
                                                          --------------------------------------------------------------------------
   (Consolidated) Total liabilities                                   19,932,126               18,461,300               (1,470,826)
                                                          --------------------------------------------------------------------------
   (Consolidated)
   Minority interest in consolidated subsidiaries                        656,667                  539,530                 (117,137)
                                                          --------------------------------------------------------------------------
  Shareholders' equity
   (Consolidated) Total shareholders' equity                          11,869,527               10,061,207               (1,808,320)
                                                          --------------------------------------------------------------------------
   (Consolidated)
   Total liabilities and shareholders' equity                         32,458,320               29,062,037               (3,396,283)
                                                          --------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------


                                                                                   TOYOTA MOTOR CORPORATION FY2009 Financial Summary

                                                            (Consolidated financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)


                Consolidated Statements of Income as Classified into Non-Financial Services Business and Financial Services Business
                                                                                                               (Amount: million yen)
------------------------------------------------------------------------------------------------------------------------------------
                                                                     FY2008                   FY2009                  Increase
                                                             (For the year ended      (For the year ended            (Decrease)
                                                                March 31, 2008)          March 31, 2009)
------------------------------------------------------------------------------------------------------------------------------------
  (Non-financial services)
  Net revenues                                                        24,831,172               19,182,161               (5,649,011)
  Costs and expenses:                                                 22,640,552               19,568,465               (3,072,087)
     Cost of revenues                                                 20,459,061               17,470,791               (2,988,270)
     Selling, general and administrative                               2,181,491                2,097,674                  (83,817)
                                                         ---------------------------------------------------------------------------
  Operating income (loss)                                              2,190,620                 (386,304)              (2,576,924)
                                                         ---------------------------------------------------------------------------
  Other income (expense), net                                            176,417                  (71,925)                (248,342)
                                                         ---------------------------------------------------------------------------
  Income (loss) before income taxes,
    minority interest and equity in earnings
    of affiliated companies                                            2,367,037                 (458,229)              (2,825,266)
                                                         ---------------------------------------------------------------------------
  Provision for income taxes                                             889,660                  (10,152)                (899,812)
                                                         ---------------------------------------------------------------------------
  Income (loss) before minority interest and
    equity in earnings of affiliated companies                         1,477,377                 (448,077)              (1,925,454)
                                                         ---------------------------------------------------------------------------
  Minority interest in consolidated subsidiaries                         (73,543)                  26,282                   99,825
  Equity in earnings of affiliated companies                             268,025                   53,226                 (214,799)
                                                         ---------------------------------------------------------------------------
  Net income (loss)                                                    1,671,859                 (368,569)              (2,040,428)
                                                         ---------------------------------------------------------------------------

  (Financial services)
  Net revenues                                                         1,498,354                1,377,548                 (120,806)
  Costs and expenses:                                                  1,411,860                1,449,495                   37,635
     Cost of revenues                                                  1,075,972                  994,191                  (81,781)
     Selling, general and administrative                                 335,888                  455,304                  119,416
                                                         ---------------------------------------------------------------------------
  Operating income (loss)                                                 86,494                  (71,947)                (158,441)
                                                         ---------------------------------------------------------------------------
  Other expenses, net                                                    (16,265)                 (30,233)                 (13,968)
                                                         ---------------------------------------------------------------------------
  Income (loss) before income taxes,
    minority interest and equity in earnings
    of affiliated companies                                               70,229                 (102,180)                (172,409)
                                                         ---------------------------------------------------------------------------
  Provision for income taxes                                              21,904                  (46,298)                 (68,202)
                                                         ---------------------------------------------------------------------------
  Income (loss) before minority interest and
    equity in earnings of affiliated companies                            48,325                  (55,882)                (104,207)
                                                         ---------------------------------------------------------------------------
  Minority interest in consolidated subsidiaries                          (4,419)                  (2,004)                   2,415
  Equity in earnings (losses) of affiliated
    companies                                                              2,089                  (10,502)                 (12,591)
                                                         ---------------------------------------------------------------------------
  Net income (loss)                                                       45,995                  (68,388)                (114,383)
                                                         ---------------------------------------------------------------------------

  (Elimination)
  Elimination of net income or loss                                           25                       20                       (5)
                                                         ---------------------------------------------------------------------------
  (Consolidated)
  Net income (loss)                                                    1,717,879                 (436,937)              (2,154,816)
                                                         ---------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------


                                                                                   TOYOTA MOTOR CORPORATION FY2009 Financial Summary

                                                            (Consolidated financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)


            Consolidated Statements of Cash Flows as Classified into Non-Financial Services Business and Financial Services Business
                                                                                                               (Amount: million yen)
------------------------------------------------------------------------------------------------------------------------------------
                                                                                              FY2008                   FY2009
                                                                                      (For the year ended      (For the year ended
                                                                                         March 31, 2008)          March 31, 2009)
------------------------------------------------------------------------------------------------------------------------------------
  (Non-financial services)
  Cash flows from operating activities:
    Net income (loss)                                                                           1,671,859                 (368,569)
    Adjustments to reconcile net income (loss) to net cash provided by operating activities
      Depreciation                                                                              1,081,410                1,105,233
      Provision for doubtful accounts                                                                 357                   (1,663)
      Pension and severance costs, less payments                                                  (54,868)                 (21,428)
      Losses on disposal of fixed assets                                                           44,993                   68,546
      Unrealized losses on available-for-sale securities, net                                      11,346                  220,920
      Deferred income taxes                                                                        80,027                 (132,127)
      Minority interest in consolidated subsidiaries                                               73,543                  (26,282)
      Equity in earnings of affiliated companies                                                 (268,025)                 (53,226)
      Changes in operating assets and liabilities, and other                                     (220,217)                (223,101)
                                                                                 ---------------------------------------------------
    Net cash provided by operating activities                                                   2,420,425                  568,303
                                                                                 ---------------------------------------------------
  Cash flows from investing activities:
    Additions to fixed assets excluding equipment leased to others                             (1,472,422)              (1,358,518)
    Additions to equipment leased to others                                                      (137,711)                 (82,411)
    Proceeds from sales of fixed assets excluding equipment leased                                 56,603                   41,285
      to others
    Proceeds from sales of equipment leased to others                                              80,944                   55,896
    Purchases of marketable securities and security investments                                  (936,324)                (418,342)
    Proceeds from sales of and maturity of marketable securities and                              789,366                1,295,561
      security investments
    Payment for additional investments in affiliated companies, net of                             (4,406)                     (45)
      cash acquired
    Changes in investments and other assets, and other                                            (44,891)                 129,834
                                                                                 ---------------------------------------------------
    Net cash used in investing activities                                                      (1,668,841)                (336,740)
                                                                                 ---------------------------------------------------
  Cash flows from financing activities:
    Purchase of common stock                                                                     (311,667)                 (70,587)
    Proceeds from issuance of long-term debt                                                       17,162                  545,981
    Payments of long-term debt                                                                   (226,561)                (150,097)
    Increase in short-term borrowings                                                              24,126                  138,387
    Dividends paid                                                                               (430,860)                (439,991)
                                                                                 ---------------------------------------------------
    Net cash provided by (used in) financing activities                                          (927,800)                  23,693
                                                                                 ---------------------------------------------------
  Effect of exchange rate changes on cash and cash equivalents                                    (65,405)                 (80,214)
                                                                                 ---------------------------------------------------
  Net increase (decrease) in cash and cash equivalents                                           (241,621)                 175,042
                                                                                 ---------------------------------------------------
  Cash and cash equivalents at beginning of year                                                1,714,722                1,473,101
                                                                                 ---------------------------------------------------
  Cash and cash equivalents at end of year                                                      1,473,101                1,648,143
                                                                                 ---------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------


                                                                                   TOYOTA MOTOR CORPORATION FY2009 Financial Summary

                                                            (Consolidated financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)


                                                                                                               (Amount: million yen)
------------------------------------------------------------------------------------------------------------------------------------
                                                                                              FY2008                   FY2009
                                                                                      (For the year ended      (For the year ended
                                                                                         March 31, 2008)          March 31, 2009)
------------------------------------------------------------------------------------------------------------------------------------
  (Financial services)
  Cash flows from operating activities:
    Net income (loss)                                                                              45,995                  (68,388)
    Adjustments to reconcile net income (loss) to net cash provided by operating activities
      Depreciation                                                                                409,725                  389,937
      Provision for doubtful accounts and credit losses                                           122,433                  259,096
      Pension and severance costs, less payments                                                      527                      470
      Losses on disposal of fixed assets                                                              444                      136
      Deferred income taxes                                                                         1,500                  (62,871)
      Minority interest in consolidated subsidiaries                                                4,419                    2,004
      Equity in earnings of affiliated companies                                                   (2,089)                  10,502
      Changes in operating assets and liabilities, and other                                      215,218                  186,234
                                                                                 ---------------------------------------------------
    Net cash provided by operating activities                                                     798,172                  717,120
                                                                                 ---------------------------------------------------
  Cash flows from investing activities:
    Additions to finance receivables                                                          (16,644,139)             (13,318,620)
    Collection of and proceeds from sales of finance receivables                               15,095,380               13,047,393
    Additions to fixed assets excluding equipment leased to others                                 (8,148)                  (6,064)
    Additions to equipment leased to others                                                    (1,141,694)                (877,904)
    Proceeds from sales of fixed assets excluding equipment leased                                 10,948                    6,101
      to others
    Proceeds from sales of equipment leased to others                                             294,937                  472,853
    Purchases of marketable securities and security investments                                  (215,316)                (217,688)
    Proceeds from sales of and maturity of marketable securities and                              198,044                  180,316
      security investments
    Changes in investments and other assets, and other                                             23,024                   (2,091)
                                                                                 ---------------------------------------------------
    Net cash used in investing activities                                                      (2,386,964)                (715,704)
                                                                                 ---------------------------------------------------
  Cash flows from financing activities:
    Proceeds from issuance of long-term debt                                                    3,364,351                3,030,029
    Payments of long-term debt                                                                 (2,156,709)              (2,580,637)
    Increase in short-term borrowings                                                             370,293                  239,462
                                                                                 ---------------------------------------------------
    Net cash provided by financing activities                                                   1,577,935                  688,854
                                                                                 ---------------------------------------------------
  Effect of exchange rate changes on cash and cash equivalents                                    (19,354)                 (49,579)
                                                                                 ---------------------------------------------------
  Net increase (decrease) in cash and cash equivalents                                            (30,211)                 640,691
                                                                                 ---------------------------------------------------
  Cash and cash equivalents at beginning of year                                                  185,657                  155,446
                                                                                 ---------------------------------------------------
  Cash and cash equivalents at end of year                                                        155,446                  796,137
                                                                                 ---------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
  (Consolidated)
  Effect of exchange rate changes on cash and cash equivalents                                    (84,759)                (129,793)
                                                                                 ---------------------------------------------------
  Net increase (decrease) in cash and cash equivalents                                           (271,832)                 815,733
                                                                                 ---------------------------------------------------
  Cash and cash equivalents at beginning of year                                                1,900,379                1,628,547
                                                                                 ---------------------------------------------------
  Cash and cash equivalents at end of year                                                      1,628,547                2,444,280
                                                                                 ---------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------


Note: In the Consolidated Statements of Cash Flows, cash and cash equivalents include cash on hand, bank deposits that can be withdrawn at any time and short-term investments that can be converted into cash at any time and carry minimal risk of change in value.

                                       22

                                                                                   TOYOTA MOTOR CORPORATION FY2009 Financial Summary

                                                            (Consolidated financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)


(iii) Geographic information

FY2008 (As of and for the year ended March 31, 2008)


                                                                                                               (Amount: million yen)
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                         Intersegment
                                                                                                         Elimination
                                         Japan    North America     Europe         Asia         Other       and/or     Consolidated
                                                                                                         Unallocated
                                                                                                            Amount
------------------------------------------------------------------------------------------------------------------------------------
  Net revenues:
    (1) Sales to external customers     8,418,620     9,248,950    3,802,814     2,790,987    2,027,869            --    26,289,240
    (2) Intersegment sales              6,897,192       174,308      190,620       329,839      266,268    (7,858,227)           --
------------------------------------------------------------------------------------------------------------------------------------
                   Total               15,315,812     9,423,258    3,993,434     3,120,826    2,294,137    (7,858,227)   26,289,240
------------------------------------------------------------------------------------------------------------------------------------
  Operating expenses                   13,875,526     9,117,906    3,851,863     2,864,470    2,150,159    (7,841,059)   24,018,865
------------------------------------------------------------------------------------------------------------------------------------
  Operating income                      1,440,286       305,352      141,571       256,356      143,978       (17,168)    2,270,375
------------------------------------------------------------------------------------------------------------------------------------
  Assets                               12,883,255    10,779,947    3,125,572     1,792,681    1,703,533     2,173,332    32,458,320
------------------------------------------------------------------------------------------------------------------------------------


FY2009 (As of and for the year ended March 31, 2009)
                                                                                                               (Amount: million yen)
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                         Intersegment
                                                                                                         Elimination
                                         Japan    North America     Europe         Asia         Other       and/or     Consolidated
                                                                                                         Unallocated
                                                                                                            Amount
------------------------------------------------------------------------------------------------------------------------------------
  Net revenues:
    (1) Sales to external customers     7,471,916     6,097,676     2,889,753    2,450,412    1,619,813            --    20,529,570
    (2) Intersegment sales              4,714,821       125,238       123,375      268,917      263,087    (5,495,438)           --
------------------------------------------------------------------------------------------------------------------------------------
                   Total               12,186,737     6,222,914     3,013,128    2,719,329    1,882,900    (5,495,438)   20,529,570
------------------------------------------------------------------------------------------------------------------------------------
  Operating expenses                   12,424,268     6,613,106     3,156,361    2,543,269    1,795,252    (5,541,675)   20,990,581
------------------------------------------------------------------------------------------------------------------------------------
  Operating income (loss)                (237,531)     (390,192)     (143,233)     176,060       87,648        46,237      (461,011)
------------------------------------------------------------------------------------------------------------------------------------
  Assets                               11,956,431    10,685,466     2,324,528    1,547,890    1,446,505     1,101,217    29,062,037
------------------------------------------------------------------------------------------------------------------------------------


Note: 1. Unallocated corporate assets included under "Intersegment Elimination and/or Unallocated Amount" for FY2008 and FY2009 are
         4,352,498 million yen and 3,225,901 million yen, respectively, and consist primarily of funds such as cash and cash equivalents, marketable securities and portion of security investments held by TMC.
      2. "Other" consists of Central and South America, Oceania and Africa.

                                                                                   TOYOTA MOTOR CORPORATION FY2009 Financial Summary

                                                            (Consolidated financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)



(iv) Overseas Sales

FY2008 (For the year ended March 31, 2008)

                                                                                                               (Amount: million yen)
------------------------------------------------------------------------------------------------------------------------------------
                                    North America            Europe                Asia                Other               Total
------------------------------------------------------------------------------------------------------------------------------------


   I Overseas sales                     9,606,481            3,746,362           2,968,460           3,831,739           20,153,042
------------------------------------------------------------------------------------------------------------------------------------
  II Consolidated sales                        --                   --                  --                  --           26,289,240
------------------------------------------------------------------------------------------------------------------------------------
 III Ratio of overseas sales                    %                    %                   %                   %                    %
     to consolidated sales                   36.5                 14.3                11.3                14.6                 76.7
------------------------------------------------------------------------------------------------------------------------------------


FY2009 (For the year ended March 31, 2009)
                                                                                                               (Amount: million yen)
------------------------------------------------------------------------------------------------------------------------------------
                                    North America            Europe                Asia                Other               Total
------------------------------------------------------------------------------------------------------------------------------------
   I Overseas sales                     6,294,230            2,861,351           2,530,352           3,421,881           15,107,814
------------------------------------------------------------------------------------------------------------------------------------
  II Consolidated sales                        --                   --                  --                  --           20,529,570
------------------------------------------------------------------------------------------------------------------------------------
 III Ratio of overseas sales                    %                    %                   %                   %                    %
     to consolidated sales                   30.7                 13.9                12.3                16.7                 73.6
------------------------------------------------------------------------------------------------------------------------------------


Note: "Other" consists of Central and South America, Oceania, Africa and the Middle East, etc.

                                                                                   TOYOTA MOTOR CORPORATION FY2009 Financial Summary

                                                          (Unconsolidated financial information has been prepared in accordance with accounting principles generally accepted in Japan)

7. Unconsolidated Financial Statements

 (1) Balance Sheets

                                                                                                               (Amount: million yen)
------------------------------------------------------------------------------------------------------------------------------------
                                                                  FY2008                   FY2009                 Increase
                                                          (As of March 31, 2008)   (As of March 31, 2009)        (Decrease)
------------------------------------------------------------------------------------------------------------------------------------
 Assets
  Current assets
    Cash and deposits                                                     59,558                   24,067                  (35,491)
    Trade accounts receivable                                          1,211,134                  565,881                 (645,253)
    Marketable securities                                              1,063,032                1,223,909                  160,877
    Finished goods                                                       141,468                   89,164                  (52,304)
    Work in process                                                       92,693                  112,289                   19,596
    Raw materials and Supplies                                            51,102                   77,856                   26,754
    Income taxes receivable                                                   --                  205,275                  205,275
    Short-term loans                                                     515,159                  732,141                  216,982
    Deferred tax assets                                                  262,688                  219,710                  (42,978)
    Others                                                               619,807                  296,882                 (322,925)
    Less: allowance for doubtful accounts                                (10,600)                  (5,800)                   4,800
                                                         ---------------------------------------------------------------------------
    Total current assets                                               4,006,044                3,541,378                 (464,666)
                                                         ---------------------------------------------------------------------------
 Fixed assets
  Property, plant and equipment
    Buildings, net                                                       418,457                  437,187                   18,730
    Structures, net                                                       49,788                   50,760                      972
    Machinery and equipment, net                                         370,800                  405,650                   34,850
    Vehicle and delivery equipment, net                                   26,882                   23,048                   (3,834)
    Tools, furniture and fixtures, net                                   109,694                  106,928                   (2,766)
    Land                                                                 393,312                  393,454                      142
    Construction in progress                                              94,732                   82,070                  (12,662)
                                                         ---------------------------------------------------------------------------
     Total property, plant and equipment                               1,463,669                1,499,100                   35,431
                                                         ---------------------------------------------------------------------------
  Investments and other assets
    Investments in securities                                          2,318,707                1,418,415                 (900,292)
    Investments in subsidiaries and affiliates                         1,979,011                1,958,143                  (20,868)
    Long-term loans                                                      442,706                  397,882                  (44,824)
    Deferred tax assets                                                   45,549                  176,307                  130,758
    Others                                                               202,614                  195,035                   (7,579)
    Less: allowance for doubtful accounts                                (22,500)                 (22,600)                    (100)
                                                         ---------------------------------------------------------------------------
    Total investments and other assets                                 4,966,090                4,123,183                 (842,907)
                                                         ---------------------------------------------------------------------------
  Total fixed assets                                                   6,429,760                5,622,283                 (807,477)
                                                         ---------------------------------------------------------------------------
 Total assets                                                         10,435,805                9,163,662               (1,272,143)
                                                         ---------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

                                                                                   TOYOTA MOTOR CORPORATION FY2009 Financial Summary

                                                          (Unconsolidated financial information has been prepared in accordance with accounting principles generally accepted in Japan)


                                                                                                               (Amount: million yen)
------------------------------------------------------------------------------------------------------------------------------------
                                                                  FY2008                   FY2009                 Increase
                                                          (As of March 31, 2008)   (As of March 31, 2009)        (Decrease)
------------------------------------------------------------------------------------------------------------------------------------
Liabilities
 Current liabilities
    Trade notes payable                                                    1,216                      585                     (631)
    Trade accounts payable                                             1,060,961                  520,731                 (540,230)
    Current portion of bonds                                             100,000                       --                 (100,000)
    Other payables                                                       466,544                  376,129                  (90,415)
    Income taxes payable                                                 180,512                       --                 (180,512)
    Accrued expenses                                                     504,426                  448,887                  (55,539)
    Deposits received                                                    245,318                  122,901                 (122,417)
    Others                                                                12,706                   14,482                    1,776
                                                         ---------------------------------------------------------------------------
    Total current liabilities                                          2,571,686                1,483,718               (1,087,968)
                                                         ---------------------------------------------------------------------------
 Long-term liabilities
    Bonds                                                                250,000                  450,000                  200,000
    Long-term borrowings                                                      --                  300,000                  300,000
    Allowance for retirement benefits                                    279,219                  274,445                   (4,774)
    Others                                                                32,497                    3,581                  (28,916)
                                                         ---------------------------------------------------------------------------
    Total long-term liabilities                                          561,716                1,028,026                  466,310
                                                         ---------------------------------------------------------------------------
 Total liabilities                                                     3,133,403                2,511,745                 (621,658)
                                                         ---------------------------------------------------------------------------
Net assets
 Shareholders' equity
  Common stock                                                           397,049                  397,049                       --
  Capital surplus
    Capital reserve                                                      416,970                  416,970                       --
    Other capital surplus                                                     --                    1,287                    1,287
                                                         ---------------------------------------------------------------------------
    Total capital surplus                                                416,970                  418,258                    1,287
                                                         ---------------------------------------------------------------------------
  Retained earnings
    Legal reserve                                                         99,454                   99,454                       --
    Other retained earnings
      Reserve for losses on overseas investments                              71                       25                      (46)
     Reserve for special depreciation                                      2,453                    2,573                      120
     Reserve for reduction of acquisition cost of
       fixed assets                                                        8,497                    8,451                      (46)
     General reserve                                                   6,340,926                6,340,926                       --
     Retained earnings carried forward                                   934,004                  550,634                 (383,370)
                                                         ---------------------------------------------------------------------------
    Total retained earnings                                            7,385,407                7,002,065                 (383,342)
                                                         ---------------------------------------------------------------------------
  Less: treasury stock                                                (1,212,681)              (1,279,189)                 (66,508)
                                                         ---------------------------------------------------------------------------
  Total shareholders' equity                                           6,986,746                6,538,184                 (448,562)
                                                         ---------------------------------------------------------------------------
 Valuation and translation adjustments
  Net unrealized gains on other securities                               310,604                  106,158                 (204,445)
  Deferred hedge gains or losses                                             867                      517                     (349)
                                                         ---------------------------------------------------------------------------
  Total valuation and translation adjustments                            311,472                  106,676                 (204,795)
                                                         ---------------------------------------------------------------------------
 Stock acquisition rights                                                  4,183                    7,055                    2,872
                                                         ---------------------------------------------------------------------------
 Total net assets                                                      7,302,401                6,651,917                 (650,484)
                                                         ---------------------------------------------------------------------------
Total liabilities and net assets                                      10,435,805                9,163,662               (1,272,143)
                                                         ---------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------

                                                                                   TOYOTA MOTOR CORPORATION FY2009 Financial Summary

                                                          (Unconsolidated financial information has been prepared in accordance with accounting principles generally accepted in Japan)

(2) Statements of Income

                                                                                                               (Amount: million yen)
------------------------------------------------------------------------------------------------------------------------------------
                                                                  FY2008                   FY2009
                                                          (April 1, 2007 through   (April 1, 2008 through         Increase
                                                              March 31, 2008)          March 31, 2009)           (Decrease)
------------------------------------------------------------------------------------------------------------------------------------

Net revenues                                                          12,079,264                9,278,483               (2,800,781)
Cost of sales                                                          9,779,276                8,332,566               (1,446,710)
                                                         ---------------------------------------------------------------------------
Gross profit                                                           2,299,987                  945,917               (1,354,070)
                                                         ---------------------------------------------------------------------------
Selling, general and administrative expenses                           1,191,387                1,133,836                  (57,551)
                                                         ---------------------------------------------------------------------------
Operating income (loss)                                                1,108,600                 (187,918)              (1,296,518)
                                                         ---------------------------------------------------------------------------
Non-operating income
 Interest income                                                          65,072                   58,548                   (6,524)
 Dividend income                                                         375,554                  388,925                   13,371
 Others                                                                  120,920                  193,409                   72,489
                                                         ---------------------------------------------------------------------------
 Total non-operating income                                              561,548                  640,884                   79,336
                                                         ---------------------------------------------------------------------------
Non-operating expenses
 Interest expenses                                                        11,776                    7,858                   (3,918)
 Others                                                                   77,745                  262,511                  184,766
                                                         ---------------------------------------------------------------------------
 Total non-operating expenses                                             89,522                  270,370                  180,848
                                                         ---------------------------------------------------------------------------
Ordinary income                                                        1,580,626                  182,594               (1,398,032)
                                                         ---------------------------------------------------------------------------
Income before income taxes                                             1,580,626                  182,594               (1,398,032)
                                                         ---------------------------------------------------------------------------
Income taxes - current                                                   399,300                   23,500                 (375,800)
Income taxes - deferred                                                   43,182                  102,444                   59,262
                                                         ---------------------------------------------------------------------------
Net income                                                             1,138,144                   56,649               (1,081,495)
                                                         ---------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

                                                                                   TOYOTA MOTOR CORPORATION FY2009 Financial Summary

                                                          (Unconsolidated financial information has been prepared in accordance with accounting principles generally accepted in Japan)
(3) Changes in net assets


                                                                                                               (Amount: million yen)
------------------------------------------------------------------------------------------------------------------------------------
                                                                                           FY2008                   FY2009
                                                                                   (April 1, 2007 through   (April 1, 2008 through
                                                                                       March 31, 2008)          March 31, 2009)
------------------------------------------------------------------------------------------------------------------------------------
Shareholders' equity
 Common stock
  Balance at the end of previous period                                                           397,049                  397,049
                                                                        ------------------------------------------------------------
  Balance at the end of current period                                                            397,049                  397,049
                                                                        ------------------------------------------------------------
 Capital surplus
  Capital reserve
   Balance at the end of previous period                                                          416,970                  416,970
                                                                        ------------------------------------------------------------
   Balance at the end of current period                                                           416,970                  416,970
                                                                        ------------------------------------------------------------
  Other capital surplus
   Balance at the end of previous period                                                              407                       --
   Changes of items during the period
    Reissuance of common stock                                                                        231                    1,287
    Retirement of common stock                                                                       (638)                      --
                                                                        ------------------------------------------------------------
    Total changes of items during the period                                                         (407)                   1,287
                                                                        ------------------------------------------------------------
   Balance at the end of current period                                                                --                    1,287
                                                                        ------------------------------------------------------------
  Total capital surplus
   Balance at the end of previous period                                                          417,378                  416,970
   Changes of items during the period
    Reissuance of common stock                                                                        231                    1,287
    Retirement of common stock                                                                       (638)                      --
                                                                        ------------------------------------------------------------
    Total changes of items during the period                                                         (407)                   1,287
                                                                        ------------------------------------------------------------
   Balance at the end of current period                                                           416,970                  418,258
                                                                        ------------------------------------------------------------
 Retained earnings
  Legal reserve
   Balance at the end of previous period                                                           99,454                   99,454
                                                                        ------------------------------------------------------------
   Balance at the end of current period                                                            99,454                   99,454
                                                                        ------------------------------------------------------------
  Other retained earnings
   Reserve for losses on overseas investments
    Balance at the end of previous period                                                             117                       71
    Changes of items during the period
     Reversal of reserve for losses on overseas investments                                           (46)                     (46)
                                                                        ------------------------------------------------------------
     Total changes of items during the period                                                         (46)                     (46)
                                                                        ------------------------------------------------------------
    Balance at the end of current period                                                               71                       25
                                                                        ------------------------------------------------------------
   Reserve for special depreciation
    Balance at the end of previous period                                                           3,228                    2,453
    Changes of items during the period
     Appropriation to reserve for special depreciation                                                493                    1,031
     Reversal of reserve for special depreciation                                                  (1,269)                    (910)
                                                                        ------------------------------------------------------------
     Total changes of items during the period                                                        (775)                     120
                                                                        ------------------------------------------------------------
    Balance at the end of current period                                                            2,453                    2,573
                                                                        ------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------

                                                                                   TOYOTA MOTOR CORPORATION FY2009 Financial Summary

                                                          (Unconsolidated financial information has been prepared in accordance with accounting principles generally accepted in Japan)


                                                                                                               (Amount: million yen)
------------------------------------------------------------------------------------------------------------------------------------
                                                                                           FY2008                   FY2009
                                                                                   (April 1, 2007 through   (April 1, 2008 through
                                                                                       March 31, 2008)          March 31, 2009)
------------------------------------------------------------------------------------------------------------------------------------
  Reserve for reduction of acquisition cost of fixed assets
   Balance at the end of previous period                                                            7,554                    8,497
   Changes of items during the period
    Appropriation to reserve for reduction of acquisition
     cost of fixed assets                                                                             970                       --
    Reversal of reserve for reduction of acquisition cost
     of fixed assets                                                                                  (27)                     (46)
                                                                        ------------------------------------------------------------
    Total changes of items during the period                                                          943                      (46)
                                                                        ------------------------------------------------------------
   Balance at the end of current period                                                             8,497                    8,451
                                                                        ------------------------------------------------------------
  General reserve
   Balance at the end of previous period                                                        5,740,926                6,340,926
   Changes of items during the period
    Appropriation to general reserve                                                              600,000                       --
                                                                        ------------------------------------------------------------
    Total changes of items during the period                                                      600,000                       --
                                                                        ------------------------------------------------------------
   Balance at the end of current period                                                         6,340,926                6,340,926
                                                                        ------------------------------------------------------------
  Retained earnings carried forward
   Balance at the end of previous period                                                        1,483,862                  934,004
   Changes of items during the period
    Reversal of reserve for losses on overseas investments                                             46                       46
    Appropriation to reserve for special depreciation                                                (493)                  (1,031)
    Reversal of reserve for special depreciation                                                    1,269                      910
    Appropriation to reserve for reduction of acquisition
      cost of fixed assets                                                                           (970)                      --
    Reversal of reserve for reduction of acquisition cost                                              27                       46
      of fixed assets
    Appropriation to general reserve                                                             (600,000)                      --
    Dividends paid                                                                               (430,859)                (439,991)
    Net income                                                                                  1,138,144                   56,649
    Retirement of common stock                                                                   (657,021)                      --
                                                                        ------------------------------------------------------------
    Total changes of items during the period                                                     (549,858)                (383,370)
                                                                        ------------------------------------------------------------
   Balance at the end of current period                                                           934,004                  550,634
                                                                        ------------------------------------------------------------
 Total retained earnings
  Balance at the end of previous period                                                         7,335,143                7,385,407
  Changes of items during the period
   Dividends paid                                                                                (430,859)                (439,991)
   Net income                                                                                   1,138,144                   56,649
   Retirement of common stock                                                                    (657,021)                      --
                                                                        ------------------------------------------------------------
   Total changes of items during the period                                                        50,264                 (383,342)
                                                                        ------------------------------------------------------------
  Balance at the end of current period                                                          7,385,407                7,002,065
                                                                        ------------------------------------------------------------
Treasury stock
 Balance at the end of previous period                                                         (1,555,847)              (1,212,681)
 Changes of items during the period
  Purchase of common stock                                                                       (317,595)                 (73,901)
  Reissuance of common stock                                                                        3,101                    7,393
  Retirement of common stock                                                                      657,660                       --
                                                                        ------------------------------------------------------------
  Total changes of items during the period                                                        343,166                  (66,508)
                                                                        ------------------------------------------------------------
 Balance at the end of current period                                                          (1,212,681)              (1,279,189)
------------------------------------------------------------------------------------------------------------------------------------

                                                                                   TOYOTA MOTOR CORPORATION FY2009 Financial Summary

                                                          (Unconsolidated financial information has been prepared in accordance with accounting principles generally accepted in Japan)


                                                                                                               (Amount: million yen)
------------------------------------------------------------------------------------------------------------------------------------
                                                                                           FY2008                   FY2009
                                                                                   (April 1, 2007 through   (April 1, 2008 through
                                                                                       March 31, 2008)          March 31, 2009)
------------------------------------------------------------------------------------------------------------------------------------


 Total shareholders' equity
  Balance at the end of previous period                                                         6,593,724                6,986,746
  Changes of items during the period
   Dividends paid                                                                                (430,859)                (439,991)
   Net income                                                                                   1,138,144                   56,649
   Purchase of common stock                                                                      (317,595)                 (73,901)
   Reissuance of common stock                                                                       3,332                    8,681
                                                                        ------------------------------------------------------------
   Total changes of items during the period                                                       393,022                 (448,562)
                                                                        ------------------------------------------------------------
  Balance at the end of current period                                                          6,986,746                6,538,184
                                                                        ------------------------------------------------------------
Valuation and translation adjustments
 Net unrealized gains on other securities
  Balance at the end of previous period                                                           554,947                  310,604
  Changes of items during the period
   Net changes of items other than shareholders' equity                                          (244,343)                (204,445)
                                                                        ------------------------------------------------------------
   Total changes of items during the period                                                      (244,343)                (204,445)
                                                                        ------------------------------------------------------------
  Balance at the end of current period                                                            310,604                  106,158
                                                                        ------------------------------------------------------------
 Deferred hedge gains or losses
  Balance at the end of previous period                                                               760                      867
  Changes of items during the period
   Net changes of items other than shareholders' equity                                               107                     (349)
                                                                        ------------------------------------------------------------
   Total changes of items during the period                                                           107                     (349)
                                                                        ------------------------------------------------------------
  Balance at the end of current period                                                                867                      517
                                                                        ------------------------------------------------------------
 Total valuation and translation adjustments
  Balance at the end of previous period                                                           555,708                  311,472
  Changes of items during the period
   Net changes of items other than shareholders' equity                                          (244,236)                (204,795)
                                                                        ------------------------------------------------------------
   Total changes of items during the period                                                      (244,236)                (204,795)
                                                                        ------------------------------------------------------------
  Balance at the end of current period                                                            311,472                  106,676
                                                                        ------------------------------------------------------------
Stock acquisition rights
 Balance at the end of previous period                                                              1,171                    4,183
 Changes of items during the period
  Net changes of items other than shareholders' equity                                              3,012                    2,872
                                                                        ------------------------------------------------------------
  Total changes of items during the period                                                          3,012                    2,872
                                                                        ------------------------------------------------------------
 Balance at the end of current period                                                               4,183                    7,055
                                                                        ------------------------------------------------------------
Total net assets
 Balance at the end of previous period                                                          7,150,603                7,302,401
 Changes of items during the period
  Dividends paid                                                                                 (430,859)                (439,991)
  Net income                                                                                    1,138,144                   56,649
  Purchase of common stock                                                                       (317,595)                 (73,901)
  Reissuance of common stock                                                                        3,332                    8,681
  Net changes of items other than shareholders' equity                                           (241,224)                (201,922)
                                                                        ------------------------------------------------------------
  Total changes of items during the period                                                        151,798                 (650,484)
                                                                        ------------------------------------------------------------
 Balance at the end of current period                                                           7,302,401                6,651,917
                                                                        ------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------

                                                                                   TOYOTA MOTOR CORPORATION FY2009 Financial Summary

                                                          (Unconsolidated financial information has been prepared in accordance with accounting principles generally accepted in Japan)



(4) Events and Conditions which Indicate there could be Substantial Doubt about Going Concern Assumption

      None